Ivex Packaging Corporation

2001 Annual Report


verbal
nonverbal
analytical
synthetic
symbolic
actual, real
abstract
analogic
temporal
L
R
nontemporal
rational
nonrational
digital
spatial
logical
intuitive
linear
holistic

The complete brain has the unique
ability to think from two different perspectives.

Ivex has always been regarded as a creative packaging company. But as we all know, there are two sides to every story. Our creativity is balanced by the disciplined structure of rational thinking. This year's annual report presents these two sides of Ivex: the right or creative brain along with its more analytical side-kick, the left brain. When you put it all together, you get the perfect package.



Reason

The heart has reasons the
mind never thought of.

Non-linear Decision Tree


Reputation and experience.
Broad range of materials.
6 cells
Design and engineering from a single source.
We design, tool and manufacture plastic and paper packaging.
Sustainable closure.
Stackable with reinforced sides.
Increase capacity while reducing weight.
Roll-Edge protector prevents edge damage.
Think bigger.
Hingeware inserts.
Maximum venting.
It needs to be packed in a tube for protection.
Engineered solutions. A range of materials.
...just a change. They've been using it for years but it's time for an update.
Think bigger.
Microwaveable packaging solutions for hot or ready-to-eat products.
Muffins, octagons, pies, bakery trays, sandwiches, tubs, prepared foods, hinged packages, lunch boxes, clamshells, flat trays.
Set me apart from the rest of my industry. I'm unique.
...leak resistance is critical. These ship all over the country.
Think bigger.
We need to consider the merchandising requirements.
Superior corner protection and natural rubber cohesive sealing.
A singleface cushioning product.
Step one: "must needs" vs. "wants" analysis.
I'm thinking...
Sales, marketing, production and engineering together creating economic solutions.
Excellent surface printing is a key criteria.
Meet the criteria and move forward with creating a prototype.
Think bigger.
How thin can we go?
The prototype has been approved. Order the materials. It's time for production.
Various grades of kraft and recycled papers converted into multiple forms of packaging.
GO
NO GO
Find a way to emboss the logo on the lid?
Is it possible to make it crystal clear even at this size?
Look at the "must" specifications...
Reduce unit weight without sacrificing structural integrity.
PET... the world's most environmentally responsible plastic.
Integrated material processing.
Done?

Form

Beauty and simplicity
synchronized.



10841 40 8DL



5710-9MO



10626 808-2



5720-9MO



SC40



1909-9H



GR8WAG



13223 8775-200



11734 4070-125



996



1777 7-S



7808 8-S



1781



MR0305



926-38 BLK



6784



8080-1



10803 809



1773



220 PL



1-11 TK



543PL



4U



11360 8080-1



7501



6616

Function

Light defines dark,
form fits purpose



Selection

Products refined and aligned,
targeting markets.



Endurance

The path toward resolution,
marked by decisive turns.



Target

Pragmatism and creative energy
yield earnings growth.



Results


The more uncertain
the outcome, the better we do.

To Our Stockholders, Customers and Employees

Ivex is doing the complex while taking care of the simple. We've observed this pattern: happy shareholders are the result of happy customers. We had an excellent year. The next one will be better. It's not what you say, it's what you do.

Kind Regards, George V. Bayly
Chairman, President and Chief Executive Officer

Financial Highlights

For the Year Ended December 31 (dollars in thousands, except per share data)	2001	2000	1999	1998	1997
Statement of Operations Data (1, 2)					
Net sales	$ 642,948	$ 710,951	$ 675,972	$ 634,712	$ 560,775
Net income (loss) before extraordinary loss	25,983	40,324	25,242	28,194	(9,540)
Net income (loss) before extraordinary loss per share basic	1.27	1.98	1.21	1.36	(0.75)
Net income (loss) before extraordinary loss per share diluted	1.26	1.98	1.20	1.35	(0.75)

December 31 (dollars in thousands)	2001	2000	1999	1998	1997
Balance Sheet Data (1, 2)					
Total assets	$ 552,644	$ 592,763	$ 640,587	$ 556,145	$ 427,465
Longterm debt	313,306	336,087	434,902	409,071	319,055
Stockholders' equity (deficit)	93,827	79,597	45,308	22,191	(12,169)

(1) The selected financial data presented above for, and as of, each of the years in the five year period ended December 31, 2001, are derived from the consolidated audited financial statements of the Company. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto.

(2) The financial data of the Company reflect the following acquisitions as of the respective acquisition dates: the European OPS business of Envirodyne Industries, Inc. as of January 17, 1997; M&R Plastics Inc. ("M&R") as of February 21, 1997; AVPEX International Corporation ("AVP") as of August 8, 1997; Crystal Thermoplastics Inc. ("Crystal") as of November 3, 1997; Ultra Pac, Inc. ("Ultra Pac") as of April 23, 1998; the paper packaging business of Bleyer Industries, Inc. ("Bleyer Paper") as of October 2, 1998; the electronics packaging business of Pactuco, Inc. ("Pactuco") as of April 20, 1999; F.T.S. Holdings B.V. ("Folietechniek") as of July 30, 1999; and Chester Plastics Limited ("Chester") as of January 19, 2001. The selected financial data presented includes results of the Company's Detroit, Michigan facility ("Detroit") through November 19, 1998, the date of its sale to Packaging Holdings L.L.C., and the Company's Specialty Coating business ("Specialty Coating") through May 26, 2000, the date of its sale to Chargeurs, SA ("Chargeurs") of Paris, France. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto.

Board of Directors

George V. Bayly
Chairman, President and
Chief Executive Officer
Ivex Packaging Corporation

Frank V. Tannura
Executive Vice President and
Chief Financial Officer
Ivex Packaging Corporation

Glenn R. August
Managing Director, Oak Hill Partners

R. James Comeaux [1]
President, Management Associates

Anthony P. Scotto [1, 2]
Managing Director, Oak Hill Partners

William J. White [1, 2]
Retired, Chairman
Bell and Howell Company

[1] Member of Audit Committee
[2] Member of Compensation Committee

Officers

George V. Bayly
Chairman, President and
Chief Executive Officer

Frank V. Tannura
Executive Vice President and
Chief Financial Officer

Richard R. Cote
Vice President and Treasurer

Dennis W. Hadley
Vice President, Human Resources

G. Douglas Patterson
Vice President and General Counsel

David E. Wartner
Vice President and Corporate Controller

Stockholder Information

Corporate Office
100 Tri-State Drive, Suite 200
Lincolnshire, IL 60069
847.945.9100
www.ivexpackaging.com

Investor Contacts
Richard R. Cote
Vice President and Treasurer
847.374.4324

Tricia A. Kelly
Manager Investor Relations
847.374.4313

News Releases
Copies of recent news releases
are available at no charge through
PR Newswire (IVEX code #123480)
800.758.5804
www.prnewswire.com

Annual Meeting
The Annual Meeting of shareholders
is scheduled to be held on Wednesday,
May 8, 2002 at 10:00 A.M. at the
Company's corporate headquarters
in Lincolnshire, Illinois

Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500

Legal Counsel
Skadden, Arps, Slate, Meagher
and Flom (Illinois)

Auditor
PricewaterhouseCoopers LLP

A comprehensive presentation of the
financial statements and management's
presentation of the analysis of financial
condition and results of operations
can be found in the 2001 Annual Report
on Form 10-K filed with the Securities
Exchange Commission, which can
be referenced at www.sec.gov.

Design Patrick Design *Photography* Bruce Schmidt *Printing* Lake County Press *Paper* Monadnock

Ivex is a specialty packaging company that designs and manufactures plastic and paper-based packaging for high growth niche markets, including food, medical, electronic and industrial.

Ivex Packaging Corporation 100 Tri-State Drive Suite 200 Lincolnshire Illinois 60069